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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number:  0-22089

(Check One)

[X]   Form 10-K and Form 10-KSB Form [ ] 11-K

[ ]   Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For the period ended December 31, 1997

[ ]   Transition Report on Form 10-K and Form 10-KSB

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q and Form 10-QSB

[ ]   Transition Report on Form N-SAR

         For the transition period ended _____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:   BRUNSWICK TECHNOLOGIES, INC.
                                   -------------------------------------

         Former name if applicable:
                                   -------------------------------------

         Address of principal executive office (Street and
         Number):                   43 BIBBER PARKWAY
                                   -------------------------------------

         City, State and Zip Code:  BRUNSWICK, MAINE  04011
                                   -------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the


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prescribed due date; or the subject quarterly report or transition report on
Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The delay in the filing of the Form 10-K for the period ended December 31, 1997 could not be eliminated without unreasonable effort or expense due to the recent departure from the company of its Chief Financial Officer and the subsequent appointment of an Interim Chief Financial Officer.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  ALAN CHESNEY, INTERIM CHIEF FINANCIAL OFFICER          (207) 729-7792
  ---------------------------------------------          --------------
(Name)                                          (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes       [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes       |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         SEE EXHIBIT A ATTACHED HERETO.

                          BRUNSWICK TECHNOLOGIES, INC.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998                       By:  /S/ ALAN CHESNEY
                                                 ----------------
                                            Alan Chesney, Interim Chief
                                              Financial Officer


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                                    EXHIBIT A

                                   FORM 12B-25

                  BRUNSWICK TECHNOLOGIES, INC. ("THE COMPANY")


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO YEAR ENDED DECEMBER 31, 1996

Brunswick Technologies, Inc.'s net revenues for the 12 months ended December 31, 1997 rose to $30,509,675, up 54% compared to the same period in 1996. The increase reflects the consolidation of a full 12 months of Advanced Textiles, Inc.'s financial results while 1996 included only two months following the acquisition in the fourth quarter of 1996, as well as an increase in overall sales levels. Net income rose from $73,718 in 1996 to $1,219,389 in 1997 as a result of decreased interest expense and an increase in other income resulting primarily from increased liquidity following the Company's re-capitalization in association with the initial public offering which occurred in February, 1997. Diluted earnings per share increased 53% from $0.17 in 1996 to $0.26 in 1997.